Consent of Independent Registered Public Accounting Firm

The Board of Trustees/Directors and Shareholders

The Dreyfus Funds, Inc.

We consent to the use of our report, dated February 21, 2014 on the financial statements of Dreyfus Mid-Cap Growth Fund, a series of the Dreyfus Funds Inc, (the “Fund”) as of December 31, 2013, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the prospectus and “Counsel and Independent Registered Public Accounting Firm” in the statement of additional information.

We also consent to use of our report dated January 21, 2014, on the statement of assets and liabilities (in organization) of Dreyfus Global Emerging Markets Fund, a series of Dreyfus BNY Mellon Funds, Inc., as of January 15, 2014, included herein, in the Statement of Additional Information.

/s/ KPMG LLP

April 24, 2014